SONA RESOURCES, INC.
2/41 Trimurty Om Housing Society
Sion, Chunnabhatti
Mumbai
India

Telephone: 91 9820600 700

                                                                                                                                     May 27, 2008

 Via EDGAR

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549

Attention: H. Roger Schwall, Assistant Director

Dear Sirs:

Re:           Sona Resources, Inc. (the “Company”)
                Amendment #2 to Registration Statement on Form S-1
                                Filed May 7, 2008
                File No. 333-148959

We acknowledge receipt of the Staff’s comment letter of May 23, 2008 respecting our Amendment #2 to our Registration Statement on Form S-1 identified in the caption above.

We have forwarded, electronically, one clean copy including revision marks for  Amendment #3 to our S-1, for ease of reference to the changes made to the document.    If the Staff also wishes us to forward paper copies of this letter and enclosures please so advise us.

Our responses below are in answer (and have the corresponding number) to the comments in the Staff’s letter of May 23, 2008.  Please note that all page references below refer to the enclosed copy of Amendment #3 to our S-1 (“Amendment #3”):

General

1.  (i)                      Firstly, we apologize for the difficulty you encountered trying to place a call to us.  The number you have is correct.  Locally we have experienced difficulty with telephone reliability.  Construction in the area of our office has repeatedly caused loss of service and it often takes hours, even days, to see telephone service restored. Owing to the time difference between India and the United States, contact by telephone is problematic at the best of times. I did place a call to your office and recently and left a message.  I hope we will be able to speak directly if you have any additional questions.

     (ii)                      In your comment you refer to ‘American’ Stock Transfer Corp.  The correct name, as I am sure you are aware,  is Action Stock Transfer Corp. (“Action”), our transfer agent.  However, Action is not our agent for service, as you correctly pointed out.  We aplogize for this error in our Registration Statement as filed.  Our resident agent is  Budget Corp. of Carson City, Nevada.  We have rectified this mistake.  See the cover page of Amendment #3.

    (iii)                    In response to your request that we revise our disclosure to acknowledge the issues arising from the fact that our assets, officers and directors and consulting geologist  are outside the U.S  we have added a comprehensive new ‘Risk Factor’ on page 6 and we have added a specific cross-reference to ‘Risk Factors’ in our ‘Prospectus Summary’, page 3.

In this ‘Risk Factor’ we have:

- addressed whether or not an investor may bring actions against Sona, our officers, directors and consulting geologist;

-  the difficulty of enforcing any judgments obtained in the U.S. courts against our assets and such individuals, given that they are in India;

This ‘Risk Factor’ has been worded so as to address the following matters:

-  an investor’s ability to effect service within the U. S. on Sona as well as our officers and directors and our consulting geologist;

- an investor’s ability to enforce judgments obtained in U.S. courts against Sona or any of the above-referenced individuals, based on the civil liability provisions of U.S. federal securities laws, or other U.S. laws;

- an investor’s ability to enforce judgments obtained in U.S. courts, based on the civil liability provisions of U.S. federal securities laws, or other U.S. laws, in the courts of India; and

- an investor’s ability to bring an original action in the courts of India against Sona, or  any of the above-referenced individuals, based on the  the civil liability provisions of U.S. federal securities laws, or other laws of the U.S.

We have not provided this disclosure based on an opinion of counsel.

2.           We apologize for any inadvertent failure to highlight, in our red-line filing, changes made to the ‘clean copy’.  This was not intentional.  We have taken pains to ensure this did not occur with this filing of Amendment #3.

Finally, we have corrected miscellaneous minor typographical errors in the registration statement.

We appreciate your comments and questions concerning disclosure in Amendment #2 to our S-1 and trust the above, and enclosed Amendment #3, fully address your comments and concerns.

Yours truly,
Sona Resources, Inc.

AJEETA PINHEIRO

Per:  Ajeeta Pinheiro
 President